

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2008

Mr. Hatem El Khalidi
President and CEO
Arabian American Development Company
10830 North Central Expressway
Suite 175
Dallas, TX 75231

> **Re:** **Arabian American Development Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 1-33926**

Dear Mr. El Khalidi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Report of Independent Accountant, page F-1

1.   We note that your auditor, Moore Stephens Travis Wolff, L.L.P., is not listed among the Public Company Accounting Oversight Board's (PCOAB) list of registered accounting firms. Please tell us the name this firm is registered under

with the PCAOB. If the firm has changed its name, please ascertain whether
notification of the change has been provided to the PCAOB. To the extent that
the firm may use more than one name, we would suggest that you clearly indicate
in your filing, under the auditor's signature on the auditor's report, the name of
the firm as registered with the PCAOB.

Consolidated Statements of Income, page F-6

2.   Revise your presentation to include depreciation expense related to operations in
        your calculation of gross profit. Refer to SAB Topic 11:B.

Note 1 – Summary of Significant Accounting Policies

Mineral Exploration and Development Costs, page F-12

3.   U.S. GAAP requires that all exploration costs incurred prior to a feasibility study
        that establishes reserves in accordance with Industry Guide 7 are to be written off
        as expense as incurred. Please confirm that you have historically complied with
        this guidance.

4.   Your disclosure appears to state that you are a development stage company.
        Please clarify whether you currently have proven or probable reserves as defined
        by Industry Guide 7. If you do not have reserves, revise your disclosure to clarify
        that you are exploration-stage company. We refer you to Section (a)(4)(i) and (ii)
        of Industry Guide 7.

Revenue Recognition, page F-13

5.   Expand your revenue recognition policy to describe when revenues are
        recognized in relation to the delivery of products to customers. Please clarify
        how your policy complies with SAB Topic 13.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 13. Investment in Al Masane Al Kobra Mining Company ("ALAK")

6.   Please clarify how you determined it is appropriate to account for the investment
        in ALAK under the equity method of accounting. Please provide your analysis of
        FIN 46R which supports your conclusion that you are not required to consolidate
        ALAK. In this respect, please clarify whether ALAK is a variable interest entity
        pursuant to paragraph 5 of FIN 46R. Explain how you have evaluated the equity
        investment in ALAK when arriving at your conclusion.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief